                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 1997


                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)


                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                     Form 20-F   X        Form 40-F   X
                               -----                -----


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes         No   X
                               -----      -----

     [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

[FITTI GRAPHIC]


                                                 dsg    1997

                                                        THIRD

                                                        QUARTER

                                                        REPORT


[COSIES GRAPHIC]


[DISPO GRAPHIC]

REVIEW OF OPERATIONS THIRD QUARTER 1997 AND NINE MONTHS ENDED SEPTEMBER 30, 1997

To our Shareholders:

The net sales for DSG International Ltd ("the Company") for the three months ended September 30, 1997 were $58.3 million, moderately higher than the net sales of $58.0 million for the same period in 1996. Despite showing an overall operating profit, the Company reported a net loss of $2.0 million for the third quarter ended September 30, 1997, or the equivalent of a $0.30 loss per share. This was primarily due to the weakening of Asian currencies. The Company also recognized an exchange loss of $1.7 million, along with a non-recurring charge of $0.3 million for the restructuring of manufacturing facilities in North America.

The Company's net sales for the nine-month period in 1997 were $179.2 million, close to the net sales of $180.1 million for the same period in 1996. Additionally, during the nine-month period, the net income decreased from $5.7 million in 1996 to $0.8 million in 1997.

STRONG GROWTH IN ASIA PACIFIC AND AUSTRALIA

Chairman and CEO Brandon Wang stated, "Despite the currency problems and general economic turmoil in the Asia Pacific region, DSG continues to gain new market shares in several countries. Both our premium and economy brands continue to gain strong positions in such highly populated nations as China and Indonesia. Moreover, as consumers within this marketplace become increasingly familiar with the advantages of disposable diapers, we expect our position there to be considerably strengthened. The Australian market has also seen satisfactory volume growth for this period, and we are encouraged by the results of the recent steps taken by the Company to reduce costs and increase productivity. We have further begun to introduce adult incontinence products into both the Australian and Asia Pacific markets. The initial response is very positive, and we are confident this diversification will enhance our standing as a leading disposable hygiene product company within these regions."

SIGNIFICANT COST REDUCTION AND DIVERSIFICATION IN NORTH AMERICA

"The North American market is continuing to show the effects of pricing pressure. Although the necessity of an increased promotional expenditure has adversely impacted our profit margin, we have taken the measures needed to streamline our operations, which will improve our ongoing profitability. In addition, the strategy we initiated earlier this year - diversifying into the adult incontinence market - has already shown promising results. We expect this segment of the business will be an important part of next year's growth and earnings."

ADULT INCONTINENCE MARKET EXPANSION IN EUROPE

"Following our acquisition of additional adult incontinence businesses in Holland and Belgium, we will continue to focus our expansion on this less price-sensitive sector," said Mr. Wang. "We are introducing a new range of products to our institutional customers throughout the Benelux countries, along with the rest of Europe. These actions should substantially improve our market position within the European arena."

"As far as the baby diaper markets are concerned, some competitive pressure will continue to impact growth in this area. We are now able to gain entry, however, into a major retail chain in the UK, which will significantly improve our sales turnover and margin for 1998."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains facilities in Hong Kong, Australia, Great Britain, Singapore, Canada, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Togs(R)", "Cares(R)", "Vlesi(R)", "Dispo 123(TM)" and "Certainty(R)".

November 26, 1997

STATEMENTS OF OPERATIONS AND
BALANCE SHEET DATA

The Statements of Operations for the three-month and nine-month periods ending September 30, 1997 and 1996, and the Balance Sheet information as of September 30, 1997, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.


STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)


                               THREE MONTHS ENDED            NINE MONTHS ENDED
                                 SEPTEMBER 30,                  SEPTEMBER 30,
                                1997      1996                1997         1996

Net sales                      $58,257    $57,992            $179,208  $180,096
                              ========   ========            ========  ========

Gross profit                    18,446     20,106              60,862    59,574

Selling, general &
  administrative expense        18,167     15,720              54,497    48,912
                               -------    -------             -------   -------

Operating income                   279      4,386               6,365    10,662

Interest expense                  (759)      (575)             (2,169)   (1,773)

Exchange (loss) gain            (1,676)       127              (2,542)      384

Other income                        44        383                 677     1,379
                               -------    -------             -------   -------

Income before income taxes      (2,112)     4,321               2,331    10,652

Provision for income taxes          74     (1,978)             (1,399)   (4,911)

Minority interest                   15          4                 (84)        2
                               -------    -------             -------   -------

Net (loss) income              $(2,023)    $2,347                $848    $5,743
                               =======    =======             =======   =======

(Losses) earnings per share     $(0.30)     $0.80               $0.13     $0.74
                               =======    =======             =======   =======

Weighted average number
  of shares outstanding          6,675      7,745               6,675     7,797
                               =======    =======             =======   =======

BALANCE SHEET DATA
(in thousands)

                                          SEPTEMBER 30,            DECEMBER 31,
                                                   1997                    1996
                                            (unaudited)

Working capital                                 $28,136                 $31,714

Total assets                                    152,390                 141,910

Long-term debt (including deferred
  purchase consideration)                        22,158                  21,940

Shareholders' equity                             72,119                  74,639

At September 30, 1997 the Company had cash totaling $10.5 million.

[LOGO OF DSG INTERNATIONAL LTD]




                                                        DSG INTERNATIONAL LTD

                                                        17th Floor Watson Centre
                                                        Kung Yip Street
                                                        Kwai Chung
                                                        Hong Kong
                                                        Tel: (852) 2427 6951
                                                        Fax: (852) 2480 4491

                                  SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       DSG International Limited
                                                      --------------------------
                                                               (Registrant)

Date:    December 10, 1997                              By /s/ Peter Chang
      --------------------                                ----------------------
                                                               Peter Chang
                                                              Vice President